Exhibit 99.1

Dear CSX Employee,

I am writing to let you know that today the Company began mailing its proxy materials together with a letter to all CSX shareholders.  This mailing begins the proxy process in which we provide shareholders with information and voting materials related to matters that will be discussed and voted on at the 2008 annual meeting of shareholders.

Please be sure to read the letter, which describes many of our accomplishments as we continue to drive our industry leading performance.  It can be found in our news release posted on the Gateway under News & Announcements and at 2008annualmeeting.csx.com.

For some time now, I’ve been updating you on the situation with TCI and 3G, the hedge funds seeking to gain seats on the Company’s Board of Directors.  Today’s mailing marks the beginning of our outreach to CSX shareholders and we will continue to mail letters explaining why electing the CSX director nominees is in the best interests of all of our shareholders.  This process will conclude at the 2008 annual meeting of shareholders on June 25th in New Orleans.

If you are an employee who owns CSX shares, you will be sent all proxy materials by mail.  You may receive more than one copy of the proxy materials if you hold your shares in more than one account.  Please remember that you will need to vote a separate proxy card for the shares held in each account to ensure that all of your shares are counted.  If you hold shares in street name with a broker or in a Company benefit plan, you will receive voting instruction forms for those shares instead of a proxy card.  If you have any questions or need assistance voting your shares, please contact the Company’s proxy solicitor, Innisfree M&A Incorporated, toll-free at 877-750-9497.

The Board of Directors recommends that all shareholders vote to reelect the Board using the WHITE proxy card.  With your help, CSX has become stronger than ever.  We greatly appreciate your continuing contributions to our success.

Sincerely,

Michael Ward
Chairman, President and Chief Executive Officer

IMPORTANT INFORMATION
In connection with the 2008 annual meeting of shareholders, CSX Corporation ("CSX") has filed with the SEC and is mailing to shareholders a definitive Proxy Statement dated April 25, 2008.  Security holders are strongly advised to read the definitive Proxy Statement because it contains important information. Security holders may obtain a free copy of the definitive Proxy Statement and any other documents filed by CSX with the SEC at the SEC’s website at www.sec.gov. The definitive Proxy Statement and these other documents may also be obtained for free from CSX by directing a request to CSX Corporation, Attn: Investor Relations, David Baggs, 500 Water Street C110, Jacksonville, FL 32202.

CERTAIN INFORMATION CONCERNING PARTICIPANTS
CSX, its directors, director nominee and certain named executive officers and employees may be deemed to be participants in the solicitation of CSX’s security holders in connection with its 2008 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in CSX’s definitive Proxy Statement.